UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-53330
FEDERAL HOME LOAN MORTGAGE CORPORATION;
NEW YORK STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Freddie Mac

8200 Jones Branch Drive, McLean, Virginia 22102     (703) 903-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, without par value (FRE)
Variable Rate Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prB)
5% Non-Cumulative Preferred Stock, Series 2008-1, par value $1.00 per share (FRE.prF)
Variable Rate Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prG)
5.1% Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prH)
5.79% Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prK)
Variable Rate Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prL)
Variable Rate Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prM)
Variable Rate Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prN)
5.81% Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prO)
6% Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prP)
Variable Rate Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prQ)
5.7% Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prR)
Variable Rate Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prS)
6.42% Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prT)
5.9% Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prU)
5.57% Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prV)
5.66% Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prW)
6.02% Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prX)
6.55% Non-Cumulative Preferred Stock, par value $1.00 per share (FRE.prY)
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (FRE.prZ)

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐     17 CFR 240.12d2-2(a)(1)
☐     17 CFR 240.12d2-2(a)(2)
☐     17 CFR 240.12d2-2(a)(3)
☐     17 CFR 240.12d2-2(a)(4)
☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Federal Home Loan Mortgage Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 28, 2010	By	/s/ Ross J. Kari	Executive Vice President — Chief Financial Officer

Date		Name: Ross J. Kari	Title